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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PRESERVER GROUP, INC.
                    ----------------------------------------
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                ARCHER MCWHORTER
                                 GAIL MCWHORTER
                               SLEEPY LAGOON, LTD.
                                ALVIN E. SWANNER
             BRION PROPERTIES, A LOUISIANA PARTNERSHIP IN COMMENDAM
                             WILLIAM E. LOBECK, JR.
                        WILLIAM E. LOBECK REVOCABLE TRUST
                        KATHRYN L. TAYLOR REVOCABLE TRUST
                        ---------------------------------
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                PRESERVER GROUP, INC. CUSIP NUMBER IS 74082A 10 3 (NOTE: CERTIFICATES IN THE COMPANY'S FORMER NAME
              MOTOR CLUB OF AMERICA BEAR CUSIP NUMBER 619823 10 7)
              ----------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    STEPHEN A. GILBERT AND PATRICK J. HAVERON
                              PRESERVER GROUP, INC.
                                95 ROUTE 17 SOUTH
                            PARAMUS, NEW JERSEY 07653
                            TELEPHONE: (201) 291-2000
                            -------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

STANLEY U. NORTH, III, ESQ.                          MORRIS BIENENFELD, ESQ.
SILLS CUMMIS RADIN TISCHMAN EPSTEIN                  WOLFF & SAMSON, P.A.
     & GROSS, P.A.                                   280 CORPORATE CENTER
ONE RIVERFRONT PLAZA                                 5 BECKER FARM ROAD
NEWARK, NEW JERSEY 07102-5400                        ROSELAND, NEW JERSEY 07068
TELEPHONE: (973) 643-7000                            TELEPHONE: (973) 740-0500

                           CALCULATION OF FILING FEE:

TRANSACTION VALUATION*: $9,791,675.50   AMOUNT OF FILING FEE*: $1,958.34

* Estimated for purposes of calculating the amount of the filing fee only.

This calculation assumes the purchase of 1,263,442 outstanding shares of common stock, par value $0.50, of Preserver Group, Inc., at a price per share of $7.75 in cash. Such number of shares represents all 1,101,510 shares of common stock outstanding as of December 18, 2001, other than an aggregate of 1,022,870 shares beneficially owned by the filing persons (consisting of Archer McWhorter, Alvin
E. Swanner and William E. Lobeck, Jr. and their affiliates), which shares will not be tendered in the Offer, plus options to purchase 115,000 shares and $746,215 of convertible debentures convertible into 46,932 shares. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,958.34              Filing Party: Preserver Group,
Form or Registration No.: Schedule TO-I/13E-3                Inc.
                          and Amendment No. 1  Date Filed: January 15, 2002
                                                           and February 12, 2002

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/ / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/X/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. /X/

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO initially filed February 12, 2002 relating to the tender offer by (i) Archer McWhorter,
(ii) Gail McWhorter, (iii) Sleepy Lagoon, Ltd., (iv) Alvin E. Swanner, (v) Brion Properties, a Louisiana partnership in commendam, (vi) William E. Lobeck, Jr.,
(vii) William E. Lobeck Revocable Trust and (viii) Kathryn L. Taylor Revocable Trust (each an "Offeror" and collectively, the "Offerors"), which tender offer is being made on behalf of the Offerors by Preserver Group, Inc., a New Jersey corporation (the "Company"), to purchase up to 1,101,510 Shares of its issued and outstanding common stock, par value $0.50 per share (the "Shares"), at a purchase price of $7.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2002, as amended by the Supplement thereto dated February 11, 2002 (the "Supplement", and the Offer to Purchase as amended by the Supplement is hereinafter referred to as the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the Offer and are herein incorporated by reference. The 1,101,510 shares represent all of the issued and outstanding common stock of the Company other than the 1,022,870 issued and outstanding shares owned, in the aggregate, by the Offerors (consisting of Archer McWhorter, Alvin E. Swanner, William E. Lobeck, Jr. and their affiliates) which 1,022,870 shares will not be tendered in the Offer. This Amendment No. 1 to Tender Offer Statement on Schedule TO is being filed in conjunction with the Tender Offer Statement on Schedule TO of Preserver Group, Inc. dated January 14, 2001 filed by the Company with the Securities and Exchange Commission (the "Commission") on January 15, 2001 as amended by Amendment No. 1 thereto dated February 11, 2002 filed by the Company with the Commission on February 12, 2002 and by Amendment No. 2 thereto dated February 28, 2002 being filed by the Company simultaneously herewith, relating to the Offer (collectively, the "Company's Schedule TO") to attach a press release dated February 28, 2002 (the "Press Release").

ITEM 12 EXHIBITS.

(a)(1)(A) Offer to Purchase dated January 14, 2002 and Supplement to Offer to Purchase dated February 11, 2002.*

(a)(1)(B)     Letter of Transmittal dated January 14, 2002.*

(a)(1)(C)     Notice of Guaranteed Delivery.*

(a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)     Text of Notice of Offer to Purchase.*
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(a)(1)(H)     Text of press release issued by Preserver Group, Inc., dated
              December 18, 2001.*

(a)(1)(I) Text of press release issued by Preserver Group, Inc., dated January 15, 2002.*

(a)(1)(J)     Text of letter of Company President to Shareholders.*

(a)(1)(M) Text of press release issued by Preserver Group, Inc. dated February 12, 2002.*

(a)(1)(N) Text of letter of the Company's President to Shareholders dated February 12, 2002.*

(a)(1)(O)     Text of Press Release dated February 28, 2002.**

(b)(1)(A) Agreement of Tender Offer, Financing and Merger between the Company and the 13D Group as amended by Amendment No. 1 dated as of February 5, 2002 (included as ANNEX B to the Offer to Purchase dated January 14, 2002 and Annex A to the Supplement to Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(b)(1)(B) Financing Agreement between the Company and Archer McWhorter and Alvin E. Swanner (included as an Exhibit to the Agreement at ANNEX B to the Offer to Purchase dated January 14, 2002).*

(b)(1)(C) Note of Company in favor of Archer McWhorter and Alvin E. Swanner (included as an Exhibit to the Agreement at ANNEX B to the Offer to Purchase dated January 14, 2002).*

(b)(1)(D) Form of Certificate of Amendment of the Company establishing non-voting Series A Preferred Stock (included as an Exhibit to the Agreement at ANNEX B to the Offer to Purchase dated January 14,
              2002).*

(b)(1)(E) Form of Merger Agreement between the Company and Merger Company (to be subsequently filed by amendment as an Exhibit to the Agreement at ANNEX B to the Offer to Purchase dated January 14,
              2002).

(c)(1)(A) Opinion of Cochran, Caronia & Co. (included as ANNEX A - Section 1 to the Offer to Purchase dated January 14, 2002 and Annex B to the Supplement to Offer to Purchase filed herewith as Exhibit
              (a)(1)(A)).*

(c)(1)(B) Cochran, Caronia & Co. Presentation to the Independent Committee (included as ANNEX A - Section 2 to the Offer to Purchase dated January 14, 2002 filed herewith as Exhibit (a)(1)(A)).*

(c)(1)(C) Letter of Cochran, Caronia & Co. Regarding Opinion Reference (included as ANNEX B to the Supplement to Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(f)(1)(A) Excerpts from the New Jersey Business Corporation Act (included as ANNEX C to the Offer to Purchase filed herewith as Exhibit
              (a)(1)(A)).*

         *Incorporated by reference to the Tender Offer Statement on Schedule TO of Preserver Group, Inc. dated January 14, 2001 filed by the Company with the Securities and Exchange Commission (the "Commission") on January 15, 2002 as amended by Amendment No.1 thereto dated February 11, 2002 filed with the Commission on February 12, 2002.

         **Incorporated by reference to Amendment No. 2 to the Tender Offer Statement on Schedule TO of Preserver Group, Inc. dated February 28, 2002 being filed by the Company simultaneously herewith.


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                                   SIGNATURES

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                            SCHEDULE TO/13E-3 AMENDMENT NO. 1


                                            /S/ Archer Mcwhorter
                                            ------------------------------------
                                            ARCHER McWHORTER


                                            SLEEPY LAGOON, LTD.

                                            By: /s/ Archer Mcwhorter
                                              ----------------------------------
                                              Name:  Archer McWhorter
                                              Title: General Partner


                                             /s/ Gail Mcwhorter
                                             -----------------------------------
                                             GAIL McWHORTER


                                              /s/ Alvin E. Swanner
                                             -----------------------------------
                                             ALVIN E. SWANNER


                                             BRION PROPERTIES, a Louisiana
                                               partnership in commendam


                                             By: /s/ Alvin E. Swanner
                                                --------------------------------
                                                Name:  Alvin E. Swanner
                                                Title: General Partner


                                              /s/ William E. Lobeck, Jr.
                                             -----------------------------------
                                             WILLIAM E. LOBECK, JR.


                                             WILLIAM E. LOBECK REVOCABLE
                                             TRUST


                                             By: /s/ William E. Lobeck, Jr.
                                                --------------------------------
                                                Name:  William E. Lobeck, Jr.
                                                Title: Trustee


                                             KATHRYN L. TAYLOR REVOCABLE
                                             TRUST

                                             By: /s/ Kathryn L. Taylor
                                                --------------------------------
                                                Name:  Kathryn L. Taylor,
                                                Title: Trustee

Dated:   February 28, 2002